United States Securities and Exchange Commission
Washington, D.C.

Attention:	Ethan Horowitz, Branch Chief
Shannon Buskirk

August 28, 2008

Re:	Grandview Gold Inc.
Form 20-F Fiscal Year Ended May 31, 2010
File No. 000-51303

Dear Mr. Horowitz,

With reference to your letter dated March 21, 2011, Grandview Gold Inc. respectively requests an extension of time to submit the answers to your queries.

In this regard, an extension to April 8, 2011 for the submission of our reply is requested.

Sincerely,

Yours truly,

/s/ Paul Sarjeant

Paul Sarjeant, P.Geo.
President and CEO

330 BAY STREET, SUITE 820, TORONTO, ON, CANADA M5H 2S8
P: 416-486-3444 F: 416-486-9577 WWW.GRANDVIEWGOLD.COM